Filed Pursuant to Rule 424(b)(3)
File Number 333-120973

PROSPECTUS SUPPLEMENT NO. 5
to Prospectus declared
effective on February 11, 2005,
as supplemented on March 28, 2005, April 6, 2005, April 15, 2005 and May 6, 2005
(Registration No. 333-120973)

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

This Prospectus Supplement No. 5 supplements our Prospectus dated February 11, 2005, Prospectus Supplement No. 1 dated March 28, 2005, Prospectus Supplement No. 2 dated April 6, 2005, Prospectus Supplement No. 3 dated April 15, 2005 and Prospectus Supplement No. 4 dated May 6, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 5 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3 and Prospectus Supplement No. 4.

This Prospectus Supplement includes the attached Quarterly Report for the period ended March 31, 2005 on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc., as filed by us with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CYKN.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is May 19, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-QSB

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

Commission File Number: 000-50505

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

(Exact name of small business issuer as specified in its charter)

Delaware	13-4287300
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

100 Foxborough Blvd Ste 240, Foxborough , MA	02035
(Address of principal executive offices)	(Zip Code)

(508) 549-9981
(Issuer’s telephone number, including area code)

     Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

     As of May 11, 2005, the Registrant had 15,760,553 shares of Common Stock outstanding.

     Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☑

FORM 10-QSB INDEX

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)

Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	March 31,	December 31,
	2005	2004
Assets:
Current assets:
Cash and cash equivalents	$3,728,812	$5,232,641
Accounts receivable	148,154	339,831
Inventory	85,855	122,610
Prepaid expenses and other current assets	426,017	264,223

Total current assets	4,388,838	5,959,305

Property and equipment, net	585,413	549,927
Intangible assets, net	130,958	136,586
Deposits and other assets	31,507	16,258
Goodwill	94,027	94,027

Total assets	$5,230,743	$6,756,103

Liabilities and stockholders’ equity
Current liabilities:

Accounts payable	$260,194	$323,805
Accrued expenses	962,146	633,476
Deferred revenue	—	60,432
Current portion of notes payable to related parties	102,545	101,316
Current portion of capital lease obligations	193,500	189,216

Total current liabilities	1,518,385	1,308,245

Capital lease obligations, less current portion	315,516	365,528
Commitments – Note 7

Stockholders’ equity:
Common stock, $0.001 par value, 100,000,000 authorized, 16,981,176 issued and 15,681,176 outstanding at March 31, 2005 and 16,939,481 issued and 15,639,481 outstanding at December 31, 2004	16,981	16,939
Additional paid-in capital	19,490,501	17,835,622
Common stock in escrow, 1,300,000 shares	(13,000)	(13,000)
Deferred stock-based compensation	(1,178,481)	(85,445)
Deficit accumulated during development stage	(14,919,159)	(12,671,786)

Total stockholders’ equity	3,396,842	5,082,330

Total liabilities and stockholders’ equity	$5,230,743	$6,756,103

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)

Condensed Consolidated Statements of Operations
(Unaudited)

			Period from
			May 2, 2001
	Three Months Ended		(inception) to
	March 31,	March 31,	March 31,
	2005	2004	2005
Revenues:
Product sales	$249,492	$128,682	$1,645,995
Grant income	171,798	189,163	2,126,958

Total revenues	421,290	317,845	3,772,953

Operating Expenses:
Cost of product sales	44,656	82,230	683,199
Research and development	1,453,623	629,830	8,945,996
Sales and marketing	82,492	71,107	666,865
General and administrative	1,087,030	642,572	7,006,673

Total operating expenses	2,667,801	1,425,739	17,302,733

Operating loss	(2,246,511)	(1,107,894)	(13,529,780)

Other income (expense):
Interest income	15,331	13,045	153,423
Interest expense	(16,193)	(6,647)	(79,468)

Other income (expense), net	(862)	6,398	73,955

Net loss	(2,247,373)	(1,101,496)	(13,455,825)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(208,383)	(1,463,334)

Net loss attributable to common stockholders	$(2,247,373)	$(1,309,879)	$(14,919,159)

Basic and diluted net loss attributable to common stockholders per common share	$(0.14)	$(0.32)	$(3.14)

Shares used in computing basic and diluted net loss attributable to common stockholders per common share	15,669,077	4,045,066	4,752,396

The accompanying notes are an integral part of these condensed consolidated financial statements

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)

Condensed Consolidated Statements of Cash Flows
(Unaudited)

			Period from
			May 2, 2001
	Three Months Ended		to
	March 31,	March 31,	March 31,
	2005	2004	2005
Operating activities
Net loss	$(2,247,373)	$(1,101,496)	$(13,455,825)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	62,938	33,179	447,464
Stock-based compensation	394,787	63,846	1,864,400
Non-cash interest on note payable	1,229	1,773	18,903
Non-cash issuance of stock to consultant	10,000	—	10,000
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	191,677	36,959	(46,542)
Prepaid expenses and other current assets	(5,396)	(5,870)	(267,729)
Inventory	36,755	29,755	(58,716)
Deposits and other assets	(15,249)	—	(21,751)
Accounts payable	(63,611)	(35,662)	211,947
Accrued expenses	328,670	(177,562)	788,555
Deferred revenue	(60,432)	—	(33,321)

Net cash used in operating activities	(1,366,005)	(1,155,078)	(10,542,615)

Investment activities
Purchase of property and equipment	(92,797)	(210,499)	(894,971)
Net cash acquired in business combination	—	—	43,743

Net cash used in investing activities	(92,797)	(210,499)	(851,228)

Financing activities
Proceeds from note payable	—	—	67,000
Net proceeds from capital lease line	—	258,869	698,378
Payments on capital lease line	(45,728)	(17,774)	(189,364)
Payments on note payable	—	—	(30,000)
Net proceeds from issuance of preferred stock	—	—	8,832,982
Proceeds from issuance of common stock	701	187	5,743,659

Net cash provided by (used in) financing activities	(45,027)	241,282	15,122,655

Net increase (decrease) in cash and cash equivalents	(1,503,829)	(1,124,295)	3,728,812
Cash and cash equivalents at beginning of period	5,232,641	5,067,594	—

Cash and cash equivalents at end of period	$3,728,812	$3,943,299	$3,728,812

Supplemental disclosure of non-cash investing activities
Accretion of preferred stock dividends and issuance costs	—	$$202,305	$1,411,389

Accretion of fair value of common stock issued to Preferred Stockholders	—	$6,078	$51,945

Note payable exchanged for Series A Redeemable Convertible Preferred Stock	—	—	$69,113

Preferred stock warrants issued in connection with lease agreement	—	—	$10,506

Common stock, warrants and options issued for acquisitions	—	—	$133,892

Common stock, warrants and options issued in exchange for Notes Payable to related party	—	—	$36,250

Common stock warrants issued in connection with line-of-credit agreement	$156,398	—	$156,398

The accompanying notes are an integral part of these condensed consolidated financial statements

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Nature of Business and Basis of Presentation

Effective October 7, 2004, pursuant to an Agreement and Plan of Merger, dated July 23, 2004, by and among privately held Cyberkinetics, Inc., a Delaware corporation (“CKI”), Trafalgar Ventures Inc., a publicly-held Nevada corporation (“Trafalgar”), and Trafalgar Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of Trafalgar (“Merger Sub”), Merger Sub merged with and into CKI with CKI as the survivor for accounting purposes (the “Merger”). Upon the consummation of the Merger, Trafalgar was renamed Cyberkinetics Neurotechnology Systems, Inc. (“Cyberkinetics” or the “Company”) and effected a reincorporation in the State of Delaware. The Merger was treated as a reverse merger of CKI. Accordingly, from an historical accounting perspective, the period from inception of the Company begins on May 2, 2001, the date of inception of CKI. The financial statements of the Company presented reflect the historical results of CKI prior to the Merger, and of the combined entities following the Merger, and do not include the historical financial results of Trafalgar prior to the consummation of the Merger. Stockholders’ equity has been retroactively restated to reflect the number of shares received in the Merger after giving effect to the difference in par value, with the offset to additional paid-in capital.

The Company is a development stage medical device company focused on the development of advanced neurological products. Cyberkinetics intends to develop implantable medical devices and software for human use that will be designed to detect and interpret brain activity in real time. Cyberkinetics operates in one business segment, which is the development and marketing of advanced-stage neurological products. Since its inception on May 2, 2001, the Company has devoted its efforts principally to research and development, licensing of intellectual property, business development activities and raising capital. As a result, the Company is considered a development-stage company pursuant to Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The Company’s accumulated deficit for the period May 2, 2001 (date of inception) through March 31, 2005 was $14,919,159.

The Company’s future capital requirements will depend upon many factors, including progress with marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in, obtaining regulatory approvals, competing technological and market developments, and its ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.

Management expects that the Company will continue to incur negative cash flows and net losses for the foreseeable future. Based upon management’s current plans, management believes that the Company’s existing capital resources, plus the proceeds of the $3.0 million debt financing that was completed on March 31, 2005 (see Note 10), will be sufficient to meet the Company’s operating expenses and capital requirements through at least December 2005. However, changes in management’s business strategy, technology development, marketing plans or other events affecting management’s operating plans and expenses, may result in the expenditure of existing cash before that time. If this occurs, the Company’s ability to meet its cash obligations as they become due and payable will depend on the Company’s ability to sell securities, borrow funds or some combination thereof. The Company may not be successful in raising necessary funds on acceptable terms, or at all. Having insufficient funds, the Company may be required to delay, scale back or eliminate some of its research and development activities or delay the launch of its product candidates.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States applicable to interim periods. These statements, however, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements and related footnotes for the fiscal year ended December 31, 2004, which are included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2005.

In the opinion of management, the unaudited financial statements contain all adjustments (all of which were considered normal and recurring) necessary to present fairly the Company’s financial position at March 31, 2005 and the results of operations and cash flows for the three months ended March 31, 2005 and 2004. The preparation of the Company’s condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at the balance sheet date.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year or any other interim period.

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)

2. Stock-Based Compensation

Awards under the Company’s stock option plans are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, in accounting for its employee stock options. Accordingly, no compensation expense is recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally recognized over the vesting period of the award.

The Company provides the disclosure requirements of SFAS No. 148, Accounting for Stock Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS 148). If compensation expense for the Company’s stock-based compensation plan had been determined based on the fair value at grant dates as calculated in accordance with SFAS 123, the Company’s net loss attributable to common stockholders and net loss per common share would approximate the pro forma amounts below:

	Three Months Ended March 31,
	2005	2004
Net loss attributable to common stockholders as reported	$(2,247,373)	$(1,309,879)
Add: Stock-based employee compensation expense included in reported net loss	124,355	11,180
Deduct: Stock-based employee compensation expense determined under fair value- based method for all employee awards	(187,068)	(14,841)

Pro forma net loss attributable to common stockholders	$(2,310,086)	$(1,313,540)

Basic and diluted net loss per share as reported	$(0.14)	$(0.32)
Pro forma basic and diluted net loss per share	$(0.15)	$(0.32)

The effects on pro forma net loss of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net loss for future years, due to such factors as the vesting period of the stock options, and the potential for issuance of additional stock options in future years.

3. Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128), and related interpretations. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common share equivalents consist of the incremental common shares issuable upon the conversion of preferred stock, shares issuable upon the exercise of stock options and warrants and the conversion of preferred stock upon the exercise of warrants. The shares in escrow issued in connection with the Merger have been excluded from the calculation. See Note (4) below for an explanation of the shares held in escrow. The Company has excluded the impact of all convertible preferred stock, stock options and warrants from the calculation of historical diluted net loss per common share because all such securities are antidilutive for all periods presented. The Company has given retroactive effect to the Merger for purposes of its computation of net loss per share for all periods presented. During the three months ended March 31, 2005, the Company issued 41,695 shares of common stock in conjunction with the exercise of stock options and warrants and common stock issued in connection with a consulting agreement.

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)

3. Net Loss Per Share (continued)

The following potentially dilutive, common share equivalents were excluded from the calculation of diluted and pro forma net loss per common share because their effect was anti-dilutive for each of the periods presented:

	As of
	March 31,	March 31,
	2005	2004
Options	3,413,150	2,939,408
Warrants	899,859	101,619
Convertible Preferred Stock	—	9,419,113

Total	4,313,009	12,460,140

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)

4. Merger

Effective October 7, 2004, pursuant to an Agreement and Plan of Merger, dated July 23, 2004, by and among privately held CKI, Trafalgar, and the Merger Sub, Merger Sub merged with and into CKI with CKI as the survivor for accounting purposes. Upon the consummation of the Merger, Trafalgar was renamed Cyberkinetics Neurotechnology Systems, Inc. and re-incorporated into the State of Delaware. The Merger was treated as a reverse merger of CKI. Accordingly, from a historical accounting perspective, the period from inception of the Company begins on May 2, 2001, the date of inception of CKI. The Company recorded the transaction as the issuance of stock for the net monetary assets of Trafalgar, accompanied by a recapitalization and consequently, no goodwill or intangible assets were recorded with respect to this transaction. All costs associated with the Merger were expensed as incurred. The financial statements of the Company presented reflect the historical results of CKI prior to the Merger, and of the combined entities following the Merger, and do not include the historical financial results of Trafalgar prior to the consummation of the Merger. Stockholders’ equity has been retroactively restated to reflect the number of shares received in the Merger after giving effect to the difference in par value, with the offset to additional paid-in capital.

The following summarizes the structure of the Merger and matters completed in connection therewith:

     1. At the effective time of the Merger, the controlling stockholders of Trafalgar cancelled 1,500,000 shares of Trafalgar’s stock held by them (the “Cancellation”) and Trafalgar amended its Articles of Incorporation to effectuate a 1-for-2.1142857 reverse stock split (the “Reverse Stock Split”), resulting in a total of 1,050,000 Trafalgar shares outstanding.

     2. In conjunction with the Merger, the 9,419,113 shares of CKI redeemable convertible preferred stock outstanding prior to the Merger was converted to CKI common stock on a one-for-one basis.

     3. Further to the Merger, each share of CKI’s common stock (an aggregate of 12,589,481 shares) was converted into one share of Trafalgar’s common stock, an exchange ratio in the Merger of one-to-one.

     4. At the effective time of the Merger, all options to purchase CKI’s shares then outstanding under the 2002 Equity Incentive Plan and the 2002 Founders’ Option Plan (together, the “Option Plans”), and all stock options to purchase CKI’s shares then outstanding, which were not under the Option Plans, in each case whether vested or unvested (a total of 2,963,950 stock options), and the Option Plans themselves, along with warrants to purchase 101,619 shares of CKI’s common shares, were assumed by the Company.

     5. At the time of the Merger, Trafalgar issued an additional 1,300,000 shares of Common Stock into escrow (“the Escrow Shares”) to cover its indemnification obligations, if any to CKI, under the Merger Agreement. If a valid claim for indemnification is made against Trafalgar, all or a portion of the Escrow Shares (depending upon the amount of the claim or claims) would be issued on a pro rata basis to those parties who were CKI shareholders of record immediately prior to the Merger. Any release of Escrow Shares would result in the dilution of ownership of the Company for any shareholder not receiving Escrow Shares. To the extent that the Escrow Shares are not distributed to former shareholders of CKI stock as a result of indemnification claims made prior to the first anniversary of the Merger, those escrow shares shall be cancelled.

     6. The stockholders of CKI as of the closing date of the Merger owned approximately 92.3% of the Company’s common shares outstanding.

     7. The directors and officers of Trafalgar resigned and the directors and officers of CKI became the directors and officers of the Company.

     Upon completion of the Merger on October 7, 2004 and the conversion of the CKI redeemable convertible preferred stock to common stock on a one for one basis, there were approximately 13,639,000 shares of common stock outstanding.

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)

5. Inventory

Inventory consists of the following:

	March 31,	December 31,
	2005	2004
Finished goods	$71,419	$110,580
Work in process	14,436	12,030

Total	$85,855	$122,610

6. Property and Equipment

Property and equipment consist of the following:

	March 31,	December 31,
	2005	2004	Useful Life
Computer equipment	$184,811	$180,666	3 years
Software	92,771	92,771	3 years
Furniture and fixtures	51,087	51,087	3 years
Machinery and equipment	524,170	481,516	3 to 5 years
Construction in progress	45,998	—	3 to 5 years

	898,837	806,040
Less accumulated depreciation	(313,424)	(256,113)

Property and equipment, net	$585,413	$549,927

Depreciation expense, which includes amortization of assets under capital leases, was $57,311 and $22,751 for the three months ended March 31, 2005 and March 31, 2004, respectively.

7. Commitments

Operating Leases

The Company leases office space in Foxborough, Massachusetts and office and laboratory space in Salt Lake City, Utah used for manufacturing and research and development. The Foxborough, Massachusetts lease expires on May 31, 2007 and has an option to renew the lease at the end of the initial term for an additional three-year term. The Salt Lake City, Utah lease expires on November 30, 2009 and has an option to renew the lease at the end of the initial lease term for an additional five-year term . The future minimum lease payments required under noncancellable operating leases were as follows as of March 31, 2005:

Year ending December 31:
2005	$236,790
2006	317,591
2007	246,621
2008	192,500
2009	181,500

Total minimum lease commitments	$1,175,002

8. Preferred Stock

As of March 31, 2005 and December 31, 2004, the Company had 50,000,000 shares of preferred stock authorized and no shares issued and outstanding.

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)
Notes to Condensed Consolidated Financial Statements (Unaudited) (continued)

9. Related Party Transactions

In connection with the acquisition of Bionic Technologies, LLC (“Bionic”) in 2002, the Company assumed three notes payable to two parties. The first note, in the amount of $59,157, was issued to Bionic’s founder, president and Chief Executive Officer (“CEO”). On April 30, 2004, the Company accepted the resignation of Bionic’s CEO. In exchange for a release of claims outlined in his agreement of resignation, the individual exercised his rights to (i) pay the exercise price of $0.10 per share for 112,500 vested shares under the Founders’ Option grant through the cancellation of $11,250 of the promissory note amount due him by the Company and (ii) pay the exercise price of $0.50 per share for 50,000 vested shares under an Additional Founder’s Option grant through the cancellation of $25,000 of the promissory note amount due him by the Company. There was $32,212 and $31,868 in principal and accrued interest outstanding on this note at March 31, 2005 and December 31, 2004, respectively. The second note, also issued to Bionic’s CEO in the amount of $30,000, was paid in full as of February 2003. The third note, in the amount of $59,054, was issued to a holder of membership units of Bionic. There was $70,333 and $69,447 in principal and accrued interest outstanding on this note at March 31, 2005 and December 31, 2004, respectively.

During the three months ended March 31, 2005 and March 31, 2004, respectively, the Company recognized product sales of $4,013 and $11,785 to Brown University, respectively. The Company’s Chief Scientific Officer, who is also a member of the Company’s Board of Directors, is a professor and the Chairman of the Neuroscience Department at Brown University. Amounts due from Brown University at March 31, 2005 and December 31, 2004 totaled $4,040 and $119,775, respectively.

The Company recognized product sales of $4,000 and $3,000 to the University of Chicago during the three months ended March 31, 2005 and March 31, 2004, respectively. A member of the Company’s Board of Directors is an assistant professor at the University of Chicago. Amounts due from the University of Chicago at March 31, 2005 and December 31, 2004 totaled $0 and $5,525, respectively.

10. Line-of-Credit Agreement

On March 31, 2005, the Company entered into a one year revolving line-of-credit agreement (the “Line” or “Agreement”) for up to $3.0 million with a financial institution. Borrowings under the Line are available in amounts and at the time of the Company’s discretion. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Company agrees not to sell, transfer or otherwise dispose of its intellectual property rights outside the ordinary course of business, except with the prior consent of the financial institution. The Line provides for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions; the Agreement also contains certain acceleration clauses. Borrowings under the Line bear interest at prime rate plus 3 percent. Interest is payable monthly and the principal is due on March 30, 2006. In connection with the Line, the Company issued to the financial institution a ten-year warrant to purchase 71,429 shares of common stock. The warrants, valued at $156,398 under the Black-Scholes model, are exercisable at the option of the holder at $2.10 per share. The fair value of the warrant is being charged to interest expense over the twelve-month term of the Line.

On May 4, 2005, the Company drew down $3.0 million under the Line at an interest rate of 9.0% per annum.

Cyberkinetics Neurotechnology Systems, Inc.
(A Development-Stage Company)

Item 2. Management’s Discussion and Analysis or Plan of Operation

Forward Looking Statements

The following discussion of consolidated financial condition and results of operations of the company should be read in conjunction with the unaudited financial statements and the related notes thereto included elsewhere in this Form 10-QSB. Except for the historical information contained herein, the following discussion, as well as other information in this report, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “safe harbor” created by those sections. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the “risk factors” section of the Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2005. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this release.

Overview

          Cyberkinetics. We are a clinical development medical device company focused on the development of neurotechnology products that record, monitor and analyze brain electrical activity, and further allow such complex signals from the brain, to be interpreted by computer equipment. We intend to develop implantable medical devices and software and hardware for human use that will be designed to detect and interpret brain activity in real time. Our lead product candidate, the BrainGate™ system, is intended to allow quadriplegic people to control computers using the technology identified above, has received IDE approval and is undergoing pilot clinical evaluation. Another product, the NeuroPort™ device, is intended to allow post-operative recording and monitoring of brain electrical activity, for use during neurological procedures where the cortex of the brain is exposed via a craniotomy in order to allow short term monitoring of the brain’s activity. In March 2005, we obtained 510(k) clearances for the NeuroPort™ device. We anticipate a limited market introduction of the Neuroport™ device early in 2006, after completing necessary manufacturing upgrades during the remainder of 2005.

          In late 2002, we acquired Bionic Technologies, LLC (“Bionic”), a manufacturer of neural recording, stimulation and signal processing equipment for neuroscience research. Through the acquisition, we gained an engineering team, manufacturing facilities and key intellectual property. We continue to manufacture and market Bionic’s BIONIC® line of neural recording arrays and data acquisition systems to researchers.

          We have a limited history of operations and, through March 31, 2005, we have generated limited revenues from products obtained in our acquisition of Bionic. However, the long-term success of our business is dependent on the development and commercialization of advanced neurological products such as the BrainGate™ system. We have also generated revenue from grant income, but we do not currently expect such revenues to be significant in the future.

          We have been unprofitable since Cyberkinetics’ inception in May 2001 and we expect to incur substantial additional operating losses for at least the foreseeable future as we continue to expand our product development activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of our future operating results. We have incurred substantial net losses since inception. As of March 31, 2005, our accumulated deficit was $14,919,159. We expect to incur substantial and increasing losses for the next several years as we:

•	Continue to develop the BrainGate™ system and the NeuroPort™ device;

•	continue to enroll new patients in our clinical study(ies);

•	develop and commercialize our product candidates, if any, that receive regulatory approval;

•	continue and expand our research and development programs including the next generation set of BrainGate™ software and a totally implantable BrainGate™ sensor;

•	acquire or in-license products, technologies or businesses that are complementary to our own; and

•	increase our general and administrative expenses related to operating as a public company.

          We have financed our operations and internal growth since inception primarily through private placements of equity and debt securities, as well as through revenue from product sales and sponsored research. On March 31, 2005, we entered into a revolving line-of-credit agreement (the “Line”) for up to $3.0 million with a financial institution. On May 4, 2005, we drew down $3.0 million on the Line. All borrowings will be collateralized by our assets, excluding intellectual property. The Line provides for a negative pledge on the intellectual property with exceptions permitting licensing, partnerships or joint ventures. Borrowings under the line bear interest at prime rate plus 3 percent. Interest is payable monthly and the principal is due on March 30, 2006.

          Our business is subject to significant risks, including but not limited to the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and uncertainties associated with obtaining and enforcing intellectual property rights. Accordingly, our activities to date are not as broad in depth or in scope as the activities we may undertake in the future, and our operating results or financial position or our ability to operate profitably as a commercial enterprise are not indicative of our future operating results.

          Reverse Merger. We were originally incorporated in the State of Nevada on February 6, 2002 as Trafalgar Ventures Inc. (“Trafalgar”). On July 23, 2004, Trafalgar, certain stockholders of Trafalgar, Trafalgar Acquisition Corporation, a Nevada corporation (“Merger Sub”), and Cyberkinetics, Inc., a privately-held Delaware corporation (“Cyberkinetics”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Trafalgar, through its wholly-owned subsidiary, Merger Sub, agreed to acquire Cyberkinetics in exchange for shares of Trafalgar’s common stock (the “Merger”). The Merger closed on October 7, 2004. We recorded the transaction as the issuance of stock for the net monetary assets of Trafalgar, accompanied by a recapitalization and consequently, no goodwill or intangible assets were recorded with respect to this transaction. All costs associated with the Merger were expensed as incurred. The Merger was treated as a reverse merger of Cyberkinetics. Accordingly, from an historical accounting perspective, our period of inception begins on May 2, 2001, the date of inception of Cyberkinetics. The financial statements of the Company presented reflect the historical results of Cyberkinetics prior to the Merger, and of the combined entities following the Merger, and do not include historical financial results of Trafalgar prior to the consummation of the Merger. Immediately upon closing, Trafalgar effected a reincorporation from the State of Nevada to the State of Delaware and a corporate name change to “Cyberkinetics Neurotechnology Systems, Inc.” Until the effective time of the Merger, we were in the business of mineral exploration. We obtained an option to acquire a 90% interest in two mineral claims located in the Sudbury Mining Division, Province of Ontario, Canada. This option was exercisable either by making cash payments to the grantor of the option or by funding the required exploration expenditures described in the option agreement. During the period ended July 31, 2004, we allowed the option to expire. We had not generated revenues from operations.

          Upon analysis of operations, we decided to focus on evaluating other opportunities that may enhance stockholder value, including the acquisition of a product or technology, or pursuing a merger or acquisition of another business entity with long-term growth potential. In furtherance of this strategy, we entered into the Merger Agreement with Merger Sub and Cyberkinetics on July 23, 2004. At the effective time of the Merger, Merger Sub was merged with and into Cyberkinetics. The separate existence of Merger Sub ceased and Cyberkinetics continued as the surviving corporation. Post-merger, we ceased all operations in the mineral exploration industry and now operate as the parent company of Cyberkinetics. Additionally, immediately following the closing of the Merger, the officers and directors of Trafalgar resigned and the officers and directors of Cyberkinetics became our officers and directors. We also completed a reincorporation from the State of Nevada to the State of Delaware and a corporate name change to Cyberkinetics Neurotechnology Systems, Inc. Since Trafalgar had no significant operations prior to the Merger, the discussions in this section relate to the financial condition and results of operations of Cyberkinetics.

          Research and Development. Our research and development activities have been primarily focused on the development and pilot clinical trial of the BrainGate™ system. Since Cyberkinetics’ inception in 2001 and through March 31, 2005, we have incurred research and development costs of approximately $8,946,000. Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, non-cash stock compensation expense for non-employees, costs associated with the clinical trials of our product candidates, facility costs, supplies and materials, costs for consultants and related contract research and depreciation. We charge all research and development expenses to operations as they are incurred.

          In the future, the rate of spending on the BrainGate™ system is likely to increase as additional clinical trials are performed. In addition, we are working to develop a fully implantable version of the BrainGate™ system. The initial version of the BrainGate™ system is not expected to be commercially launched for at least three to five years, if at all. A fully implantable version is in the early stages of development, will take longer to develop and is expected to be launched after the initial version of the BrainGate™ system. While we cannot estimate with any certainty the time required for commercial approval of the BrainGate™ system, we estimate that we will need to raise substantial additional capital in order to reach breakeven from the sales of advanced neurological products.

          At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we continue the development of current product candidates, as well as continue expansion of our research programs.

          The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when any net cash inflow from any of our current product candidates will commence.

Three Months Ended March 31, 2005 and 2004

Revenues

          Product Sales and Gross Margin. Product sales increased $120,000 to $249,000 for the three months ended March 31, 2005 from $129,000 for the three months ended March 31, 2004. The 94% increase in sales was attributable to a 43% increase in unit selling prices and an overall increase in the number of units sold of 51%. The gross margin on product sales was approximately 82% and 36% for the three months ended March 31, 2005 and 2004, respectively. The increase in gross margin is a result of the increases in the selling prices per unit coupled with a shift in product mix as well as the recognition of $60,000 of revenue during the quarter which had previously been deferred. The associated costs of such product sale were not deferred and as such were recognized at the time the sale was made in 2003. Our business focus since inception in May 2001 has been the development of our advanced neurological products, such as the BrainGate™ system. We expect that our sales from the BIONIC® products will continue to be limited and, therefore, are likely to continue to fluctuate in the future.

          Grants. Revenue from Small Business Innovative Research (“SBIR”) grants decreased $17,000 to $172,000 for the three months ended March 31, 2005 from $189,000 for the three months ended March 31, 2004. The decrease in grant income is due to availability of research and development staff to work on grant-related activities as well as the completion of certain contracts. We did not submit any SBIR grant applications during the quarter ended March 31, 2005. Additionally, there are uncertainties concerning the future availability of these types of grants to public companies. We will continue, however, to evaluate available grants in the future.

Expenses

          Research and Development. Research and development expenses increased $824,000 to $1,454,000 for the three months ended March 31, 2005 from $630,000 for the three months ended March 31, 2004. The increase was partly attributable to an increase in non-cash stock compensation expense of $387,000. Non-cash stock compensation expense can fluctuate substantially from quarter to quarter based on the market value of our common stock and the number of options outstanding at the end of each quarter. Additionally, compensation and travel expense increased $239,000 for existing staff and the hiring of additional research and development staff. The remaining $198,000 is primarily comprised of increased costs associated with our on-going pilot clinical trial of the BrainGate™ system, which began in 2004, expansion of our other research and development programs, including the development of new software and an implantable sensor, and additional depreciation expense related to new equipment.

          Sales and Marketing. Sales and marketing expenses increased $11,000 to $ 82,000 for the three months ended March 31, 2005, from $71,000 for the three months ended March 31, 2004. The increase is the result of an increase in compensation and increased travel related to additional sales efforts.

          General and Administrative. General and administrative expenses increased $444,000 to $1,087,000 for the three months ended March 31, 2005 from $643,000 for the three months ended March 31, 2004. The increase was mainly attributable to higher compensation and travel expense of $138,000 from the expansion of the management team and an increase in legal, accounting and other public company costs of approximately $280,000.

Other Income and Expenses

          Other Income (Expense), Net. Interest income increased $2,000 to $15,000 for the three months ended March 31, 2005 from $13,000 for the three months ended March 31, 2004. The increase in interest income is primarily the result of higher yields on cash invested. Interest expense increased $9,000 to $16,000 for the three months ended March 31, 2005 from $7,000 for the three months ended March 31, 2004. The increase is related to borrowings for equipment purchases under an equipment loan and security agreement with a lender.

Net Loss

          Net Loss. Net loss increased $1,146,000 to $2,247,000 for the three months ended March 31, 2005 from a net loss of $1,101,000 for the three months ended March 31, 2004. The increase is largely a result of operating expenses associated with expanding the management team, operating as a public company, advances in our clinical trial of BrainGate™ and the expansion of our research and development projects. Net loss per common share decreased $0.18 per share to $0.14 per share for the three months ended March 31, 2005 from $0.32 for the three months ended March 31, 2004. The decrease in net loss per share is due to an increase in the net loss offset by an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased 11,624,000 to 15,669,000 at March 31, 2005 from 4,045,000 at March 31, 2004 due to the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the Merger and 2,000,000 shares issued in connection with a private placement completed in November 2004.

Liquidity and Capital Resources

     We have financed operations and internal growth since inception primarily through private placements of equity and debt securities, as well as through revenue from product sales and sponsored research. We received net proceeds of $14,573,000 from the private placement of equity securities through March 31, 2005. We also raised an additional $698,000 through March 31, 2005 under a capital lease line. As of March 31, 2005, we had $3,729,000 of cash and cash equivalents on hand.

     Net cash used in operating activities was $1,366,000 for the three months ended March 31, 2005. The primary use of cash was to fund our operations. The net loss for the three months ended March 31, 2005 was $2,247,000. Included in this loss were non-cash expenses totaling $469,000 primarily consisting of stock-based compensation expense of $395,000 and depreciation and amortization expense of $63,000. The use of cash for operations included costs related to the expansion of our management team, legal, audit and other fees, including investor relations, related to operating as a public company, and costs related to our clinical and research and development efforts. The net cash used in operating activities included an overall increase in the changes in operating assets and liabilities of $412,000. This increase was primarily comprised of a decrease of $192,000 in accounts receivable resulting from our collection efforts during the quarter and an increase of $329,000 in accrued expenses due primarily to the timing of payments on outstanding liabilities, partially offset by changes in other operating assets and liabilities. Since we are a developing business, our prior operating costs are not representative of our expected on-going costs. As we continue to develop our advanced stage neurological products such as the BrainGatetm system and prepare for the launch of the NeuroPorttm device, we expect our monthly cash operating expenses in 2005 to increase.

     Net cash used in investing activities was $93,000 for the three months ended March 31, 2005. We used cash to purchase equipment to be used primarily for research and development activities.

     Net cash used in financing activities was $45,000 for the three months ended March 31, 2005. We used approximately $46,000 to make payments under the capital lease line. We received approximately $1,000 for the issuance of common stock, upon the exercise of options and warrants.

     On March 31, 2005, we entered into a one-year revolving line-of-credit agreement (the “Line” or “Agreement”) for up to $3.0 million with a financial institution (the “Lender”). Borrowings under the Line are available in amounts and at the time of our discretion. Borrowings are collateralized by our assets, excluding intellectual property. We agreed not to sell, transfer or otherwise dispose of our intellectual property rights outside the ordinary course of business, except with the prior consent of the financial institution. The Line provides for customary conditions to our ability to borrow, as well as customary covenants and default provisions; the Agreement also contains certain acceleration clauses. Borrowings under the line bear interest at prime rate plus 3 percent. Interest is payable monthly and the principal is due on March 30, 2006. We also issued a ten-year warrant to purchase 71,429 shares of common stock at an exercise price of $2.10 per share to the Lender. On May 4, 2005, we drew down the $3.0 million line-of-credit.

     Our future capital requirements will depend upon many factors, including advancement of our research and development programs and clinical studies, progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.

     We expect to continue to incur negative cash flows and net losses for at least the foreseeable future. Based upon our current plans, we believe that our existing capital resources, plus the proceeds of the debt financing completed in March 2005, will be sufficient to meet our operating expenses and capital requirements through at least December 2005. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising necessary funds on acceptable terms, or at all. Having insufficient funds, we may be required to delay, scale back or eliminate some of our research and development activities or delay the launch of our product candidates.

     We may seek to increase our cash reserves, in addition to the debt financing completed in March 2005, by obtaining additional funding through public or private financing, including the placement of shares of preferred or common stock; or collaborative arrangements with strategic partners; or a combination of the two.

Off-Balance Sheet Arrangements

As of March 31, 2005, we have no off-balance sheet arrangements.

Contractual Obligations

     Below is a table setting forth contractual obligations (including interest payments as applicable) as of March 31, 2005, which also includes the $3.0 million draw down on the line-of-credit that occurred on May 4, 2005:

		2006	2008
	Remainder	through	through	After
	of 2005	2007	2009	2009	Total
Operating Leases	$237,000	$564,000	$374,000	$—	$1,175,000
Loans from Related Parties	101,000	—	—	—	101,000
Capital Lease Obligations	174,000	396,000	—	—	570,000
Line-of-Credit Obligations	155,000	3,090,000			3,245,000
Minimum Royalties	—	150,000	150,000	225,000	525,000

Total	$667,000	$4,200,000	$524,000	$225,000	$5,616,000

Critical Accounting Policies

     This discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

     Revenue Recognition. We recognize revenue from product sales and research grants from the U.S. government through the Small Business Innovative Research (“SBIR”) program. Product sales consist of sales of our BIONIC® line of brain computer interface equipment to universities and research hospitals involved in neurological research. Product sales are recognized in accordance with SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred and collection is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which occurs at the time of shipment. Terms for all customers are FOB shipping. The product operates without any custom configuration or installation. Product sales do not contain multiple elements. Following shipment, there are no customer acceptance requirements or installation obligations or continuing service requirements incumbent on us. Terms of product sales contain no contractual rights of return. In practice, we have not experienced or granted rights of return.

     We recognize revenues from research grants as reimbursable, eligible costs are incurred. Eligible costs typically include direct labor costs, other direct costs as outlined in the grant, such as lab materials and supplies and consulting costs, and an overhead allocation as specifically defined by the grant. In accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we record grant revenues on a gross basis as we are the primary obligor with respect to our research and development activities. We are subject to grant audits as required by the Department of Health and Human Services. Audits may result in adjustments to the amount of grant revenues recorded and funds received. Historically, we have not been required to make any adjustments to the amount of grant revenues recorded and funds received as a result of grant audits.

     We have continued to market our BIONIC® line of research products and continue to expect revenues from sales of equipment. However, this revenue is not predictable and will fluctuate from period-to-period. There can be no assurance that we will continue to receive grant revenue and we currently expect that grant revenue will decline significantly. Future grant research contracts are dependent on applications by us to various governmental agencies and are based on a competitive award process. We have not submitted any SBIR grant applications during the three months ended March 31, 2005. Additionally, there are uncertainties concerning the future availability of these types of grants to public companies. Therefore, we are not anticipating any new SBIR grant income after March 31, 2005. We will continue to evaluate all types of grants in the future. The long-term success of our business is dependent on the development and commercialization of advanced neurological products such as the BrainGate(TM) system.

     Accounts Receivable. Accounts receivable represent amounts due from customers for goods shipped. We extend 30-day payment terms to our customers, and we do not require collateral. We periodically assess the collectibility of our receivables and establish reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. We have not experienced significant collection problems to date. If the collection history or aging of accounts receivable deteriorates, we may have to record a charge to operations to establish an allowance for doubtful accounts.

     Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist of work-in-process and finished goods. We periodically review our inventory for excess, obsolescence or quality issues. Should we conclude that we have inventory for which we cannot recover our costs as a result of such review, we would have to record a charge to operations classified as cost of products sold.

     Long-lived Assets. Our long-lived assets include fixed assets, identifiable intangibles, consisting of acquired patent technology and research grants, and goodwill.

     Property and Equipment and Identifiable Intangible Assets. We periodically review our property and equipment and identifiable intangible assets for impairment. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets.

     Goodwill. In assessing the recoverability of our goodwill, we make assumptions, at least annually, regarding its fair value, including estimated future cash flows and other factors. We currently make this annual assessment as of October 1 each year. This process is subjective and requires judgment. If these estimates or their related assumptions change in the future, or if actual cash flows are below estimates, we may be required to record goodwill impairment charges.

     Stock-Based Compensation. Awards under our stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting For Stock Issued to Employees (APB 25), and related interpretations in accounting for our employee stock options. Accordingly, no compensation expense is recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. We have adopted the disclosure requirements of Financial Accounting Standards Board Statement No. 123, Accounting For Stock-Based Compensation (SFAS 123), which is based on the fair-value method of measuring stock-based compensation. We account for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, (EITF 96-18). To the extent that the fair value of our common stock increases, we will incur additional compensation expense associated with non-employee options.

Recently Issued Accounting Standards

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151, a product of the FASB’s efforts to achieve short-term convergence with the International Accounting Standards Board (IASB), clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We do not believe the adoption of this standard will have a material impact on results of operations.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We are required to adopt the provisions of SFAS 123R in our financial statements for the first quarter of 2006.

     SFAS 123R permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

     The Company has not yet determined which method of this statement we will adopt.

     As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss attributable to common stockholders and net loss per share in Note 3 to our condensed consolidated financial statements.

Item 3. Controls and Procedures.

Disclosure Controls and Procedures.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer and Vice President, Finance have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. The Company’s Chief Executive Officer and Vice President, Finance have further concluded that, as of the end of such period, the Company’s controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s Chief Executive Officer and Vice President, Finance, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the Company’s fiscal quarter ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II: Other Information

Item 1. Legal Proceedings

We are not a party to any material legal proceedings.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

The following information is furnished in connection with securities sold by the Company during the period covered by this Form 10-Q which were not registered under the Securities Act of 1933, as amended (the “Securities Act”). On January 10, 2005, the Company issued 33,189 shares of its common stock for an aggregate of $501.00 pursuant to the exercise of a warrant, dated January 1, 2003, issued to the University of Utah Research Foundation. On March 30, 2005, the Company issued (i) to an accredited investor 8,306 shares of its common stock as a three-month retainer for management and investor relations consulting services and (ii) 200 shares of its common stock for an aggregate of $20.00 to an employee upon the exercise of stock options granted pursuant to the Company’s 2002 Equity Incentive Plan. On March 30, 2005, the Board of Directors approved the issuance, pursuant to the Company’s 2002 Equity Incentive Plan, of an aggregate of 43,377 shares of Common Stock to employees of the Company, representing an aggregate dollar value of $97,598. The issuance of stock bonus awards to executive officers were previously disclosed on a Form 8-K filed on April 12, 2005. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationship with the Company, to information about us. The shares were issued in reliance on Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder.

Item 3. Defaults upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5. Other Information

On May 10, 2005, we entered into an amendment to our lease with 100/200 Foxborough Boulevard Realty Trust increasing our space by approximately 1,600 square feet and annual rent of approximately $123,380 to $147,611.

Item 6. Exhibits

The exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor
President and Chief Executive Officer (Principal Executive Officer)

Date: May 13, 2005

By:	/s/ Kimi E. Iguchi
Kimi E. Iguchi
Vice President, Finance (Principal Financial and Accounting Officer)

Date: May 13, 2005

EXHIBIT INDEX

10.1	Amendment No. 1 to Lease Agreement between Cyberkinetics, Inc. and 100/200 Foxborough Boulevard Realty Trust, dated May 10, 2005

10.2	Form of Incentive Stock Option Agreement

10.3	Form of Non-Incentive Stock Option Agreement

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

Exhibit 10.1

AMENDMENT NO 1. TO LEASE

AGREEMENT made this 10th day of May, 2005, between 100/200 FOXBOROUGH BOULEVARD REALTY TRUST, with its principal address c/o Foxborough Boulevard Management, Inc., 117 Eastman Street, South Easton, Massachusetts, 02375, hereinafter referred to as Lessor, and Cyberkinetics, Inc., hereinafter referred to as Lessee.

WITNESSETH

That the Lease dated May 9, 2003 (the “Original Lease”), covering certain square feet of rentable floor space at Building Number 100 (Building 100) in the Foxborough Business Center located at 100 Foxborough Boulevard (the original space), Foxborough, Massachusetts, for a term commencing June 1, 2003, and expiring May 31, 2007 between the Lessee and the Trustees of CC&F Foxborough Trust, Whose interest is now vested in the Lessor herein, is hereby amended as follows:

TERM:	Effective June 1, 2005 through May 31, 2007.

PREMISES-
AREA:	Approximately 7,769 square feet of Rentable Area.

PROPORTIONATE
SHARE:	11.95%

BASE RENT:	June 1, 2005-November 30, 2005: (6,169 sf @ $19 psf) $9,767.58 per month December 1, 2005–May 31, 2007: (7,769 sf @ $19 psf) $12,300.92 per month

ELECTRICITY:	As the building has one electric meter, the Tenant will pay $1.25 psf for its use of electricity for lights and plugs. ($809.27 per month)

LANDLORD’S
WORK:	In the 1,600 rentable square feet the Landlord will open an entrance, paint and carpet.

Except as heretofore and hereby amended said Lease Agreement dated May 9, 2003 is in all respects ratified and confirmed.

IN WITNESS WHEREOF, the Lessor has signed and sealed this instrument this 12th day of May, 2005, and the Lessee has signed and sealed this instrument on the 10th day of May, 2005.

In the presence of:	LANDLORD:

	By:	/s/ Charles E. Harlfinger

Charles E. Harlfinger, Trustee and not individually

In the presence of:	TENANT:
Cyberkinetics, Inc.

	By:	/s/ Timothy R. Surgenor

Timothy R. Surgenor
President and Chief Executive Officer

Exhibit 10.2

2002 ISO –                                                                                                                                                            ** Shares

Cyberkinetics Neurotechnology Systems, Inc.
2002 Equity Incentive Plan/Founders’ Option Plan
Incentive Stock Option Certificate

Cyberkinetics Neurotechnology Systems, Inc. (the “Company”), a Delaware corporation, hereby grants to the person named below (“You” or “Your”) an option to purchase shares of Common Stock of the Company (the “Option”) pursuant to and subject to the Company’s 2002 Equity Incentive Plan/Founders’ Option Plan (the “Plan”) (all such terms and conditions of the Plan being incorporated herein by reference as fully as if set forth herein), exercisable on the following terms and conditions:

Name of Optionholder:

Address:

Social Security Number:

Number of Shares:                              **

Exercise Price:

Date of Grant:

Vesting Start Date:

Vesting Schedule:

Expiration Date:

This Option shall be treated as an Incentive Stock Option under Section 422 of the Internal Revenue Code of 1986, as amended.

By acceptance of this Option, you agree to all of the terms and conditions hereof, including, without limitation, those set forth in the Plan, and those set forth on the reverse hereof.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

Tim Surgenor
President and Chief Executive Officer

Cyberkinetics Neurotechnology Systems, Inc.
2002 Equity Incentive Plan/Founders’ Option Plan
Incentive Stock Option Terms And Conditions

1. Plan Incorporated by Reference. This Option is issued pursuant to the terms of the Plan and may be amended as provided in the Plan. Capitalized terms used and not otherwise defined in this certificate have the meanings given to them in the Plan. This certificate does not set forth all of the terms and conditions of the Plan, which are incorporated herein by reference. The Board of Directors administers the Plan and its determinations regarding the operation of the Plan are final and binding. Copies of the Plan may be obtained without charge from the Company upon written request.

2. Vesting and Forfeiture. This Option will vest as set forth on the face of this certificate during such period as you remain employed by the Company. This Option will automatically terminate and be forfeited in its entirety, both with respect to vested and unvested shares, in the event that you breach your Employee Nondisclosure, Non-compete and Inventions Agreement. The Board of Directors, in its sole discretion, may accelerate the vesting of this Option in whole or in part.

3. Manner of Exercise. You may exercise this Option in whole or in part, from time to time to the extent this Option is vested. This Option may not be exercised as to any shares after the Expiration Date. To exercise this Option, you must deliver to the Company (i) written notice of exercise specifying the number of shares with respect to which you are exercising this Option; and (ii) payment of the Exercise Price for such shares in cash, by certified check, or in such other form as the Board of Directors may approve from time to time.

4. Option Not Transferable. You may not transfer this Option other than by will or the laws of descent and distribution, and only you may exercise this Option during your lifetime.

5. Compliance with Securities Laws. The Board of Directors, in its discretion, may require you, as a condition to exercise of this Option, (i) to give written assurances satisfactory to the Company as to your knowledge and experience in financial and business matters and that you are capable of evaluating the merits and risks of exercising this Option; and (ii) to give written assurances satisfactory to the Company stating that you are acquiring Common Stock subject to this Option for your own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Option has been registered under a then currently effective registration statement under the Securities Act of 1933, as amended, or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws.

6. Payment of Taxes. You shall pay, in cash or by certified check payable to the Company (or make provision satisfactory to the Company for payment of) any taxes required by law to be withheld with respect to the exercise of this Option.

7. Incentive Stock Option Provisions. This Option is intended to qualify as an Incentive Stock Option. In the event that your Employment terminates (other than upon your death or upon your permanent and total disability within the meaning of Section 22(e)(3) of the Code (“Disability”)), you may exercise this Option (to the extent that you were entitled to exercise this Option as of the date of termination) but only within the period of time ending on the earlier of (1) the date three months following the effective date of termination of your Employment, or (2) the Expiration Date. In the event that (1) your Employment terminates as a result of your Disability, (2) your Employment terminates as a result of your death, or (3) you die during the three month period after your termination of Employment, you or your estate (as applicable) may exercise this Option (to the extent that you were entitled to exercise this Option as of the date of your termination), but only within such period of time ending on the earlier of (1) the date that is twelve months following the latter of the date of your death or termination, or (2) the Expiration Date. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to this Option (and any other Incentive Stock Options issued to you by the Company) that is exercisable for the first time by you during any calendar year exceeds $100,000, the Options or portions thereof that exceed such limit (according to the order that they were granted) shall be treated as Nonstatutory Stock Options. To the extent that this Option ceases to qualify as an incentive stock option but otherwise remains exercisable, this Option shall be exercisable as a non-incentive stock option.

8. Notice of Disqualifying Sale of Shares Required. You agree to notify the Company in writing within 30 days of the disposition of any shares purchased upon exercise of this Option if such disposition occurs within two years of the date of the grant of this Option or within one year after you exercise this Option.

9. Market Stand Off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company’s initial public offering, you shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to any shares of the Company’s stock without the prior written consent of the Company or its underwriters. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriters. In no event, however, shall such period exceed 180 days. The Market Stand-Off shall in any event terminate two years after the date of the Company’s initial public offering.

Exhibit 10.3

2002 NIO-                                                                                                                                                       ** Shares

Cyberkinetics, Inc.
2002 Equity Incentive Plan/Founders’ Option Plan
Non-incentive Stock Option Certificate

Cyberkinetics, Inc. (the “Company”), a Delaware corporation, hereby grants to the person named below (“You” or “Your”) an option to purchase shares of Common Stock of the Company (the “Option”) pursuant to and subject to the Company’s 2002 Equity Incentive Plan/Founders’ Option Plan (the “Plan”) (all such terms and conditions of the Plan being incorporated herein by reference as fully as if set forth herein), exercisable on the following terms and conditions:

Name of Optionholder:

Address:

Social Security No.:

Number of Shares:                                                   **

Option Price:                                                                                                      $per share

Date of Grant:

Vesting Date:

Exercisability Schedule:

Expiration Date:

This Option shall not be treated as an Incentive Stock Option under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

By acceptance of this Option, the Optionholder agrees to all of the terms and conditions hereof, including, without limitation, those set forth in the Plan, and those set forth on the reverse hereof.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

Tim Surgenor
President and Chief Executive Officer

Cyberkinetics, Inc.
2002 Equity Incentive Plan/Founders’ Option Plan
Non-incentive Stock Option Certificate

1. Plan Incorporated by Reference. This Option is issued pursuant to the terms of the Plan and may be amended as provided in the Plan. Capitalized terms used and not otherwise defined in this certificate have the meanings given to them in the Plan. This certificate does not set forth all of the terms and conditions of the Plan, which are incorporated herein by reference. The Board of Directors administers the Plan and its determinations regarding the operation of the Plan are final and binding. Copies of the Plan may be obtained without charge from the Company upon written request.

2. Vesting and Forfeiture. This Option will vest as set forth on the face of this certificate during such period as you continue to be employed by the Company or provide consulting services to the Company. [This Option will be forfeited upon the earlier of (i) thirty days after you cease to be employed by the Company or provide consulting services to the Company; or (ii) in the event that you breach your Employee Nondisclosure, Non-compete and Inventions Agreement with the Company.] The Board of Directors, in its sole discretion, may accelerate the vesting of this Option in whole or in part.

3. Manner of Exercise. You may exercise this Option in whole or in part, from time to time to the extent this Option is vested. This Option may not be exercised as to any shares after the Expiration Date. To exercise this Option, you must deliver to the Company (i) written notice of exercise specifying the number of shares with respect to which you are exercising this Option; and (ii) payment of the Exercise Price for such shares in cash, by certified check, or in such other form as the Board of Directors may approve from time to time.

4. Option Not Transferable. You may not transfer this Option other than by will or the laws of descent and distribution, and only you may exercise this Option during your lifetime.

5. Compliance with Securities Laws. The Board of Directors, in its discretion, may require you, as a condition to exercise of this Option, (i) to give written assurances satisfactory to the Company as to your knowledge and experience in financial and business matters and that you are capable of evaluating the merits and risks of exercising this Option; and (ii) to give written assurances satisfactory to the Company stating that you are acquiring Common Stock subject to this Option for your own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Option has been registered under a then currently effective registration statement under the Securities Act of 1933, as amended, or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws.

6. Payment of Taxes. You shall pay, in cash or by certified check payable to the Company (or make provision satisfactory to the Company for payment of) any taxes required by law to be withheld with respect to the exercise of this Option.

7. Market Stand Off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company’s initial public offering, you shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to any shares of the Company’s stock without the prior written consent of the Company or its underwriters. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriters. In no event, however, shall such period exceed 180 days. The Market Stand-Off shall in any event terminate two years after the date of the Company’s initial public offering.